UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On June 20, 2024, SHL Telemedicine Ltd. (the “Company”) issued a press release, a copy of which is furnished herewith as Exhibit 99.1. In the press release the Company confirmed that it is in discussions with Discount Capital Ltd. (“Discount”), the investment arm of Israel Discount Bank, regarding a possible investment of Discount in the Company’s Israeli activities. At this point, the parties have not yet taken any decision nor entered into any binding obligation with regard to the realization of any such transaction. The Company will provide further updates as required.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description
99.1	Press release, dated June 20, 2024, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

June 20, 2024